Exhibit 3

IMPORTANT NOTICE: CAP Services LLC operates a private membership-based business cooperative. CAP Services is not, and does not conduct business as, a bank, broker dealer, consumer finance company, mortgage lender, commercial finance company, investment fund, asset manager, or other regulated financial institution. We do not provide legal, tax, investment, financial, accounting, audit, or other similar advice or services. We conduct our core business with Qualified Institutions, Accredited Investors, or qualified commercial companies or businesses with which we are affiliated, have a preexisting relationship, and/or are enrolled or may become enrolled as members of the Capital Cooperative™ that we operate. This correspondence is not for public distribution, but is provided on a limited basis for informational purposes only. Recipient should not construe any of the below information or other related material as legal, tax, investment, financial, accounting, or other similar advice.

Dated as of 22 August 2024

Highwire Capital, LLC (“Member” or “Affiliate Member”)

717 N. Harwood St

STE 2500

Dallas, TX 75201

Attn: Robert Wilson

Highwire Merger Co I Inc. (“AcquisitionCo”)

717 N. Harwood St

STE 2400

Dallas, TX 75201

Re:	Project Bullseye (the “Project”)

Dear Mr. Wilson:

CAP Services, LLC d/b/a Capital Platform (“Capital Platform”) is pleased to advise you that we have approved a capital allocation in the amount of $115,000,000 (One Hundred Fifteen Million United States Dollars) (“Capital Allocation”) in reliance upon Highwire Capital, LLC (“Member”), as a member in good standing of the capital cooperative operated by us, for the benefit of Highwire Merger Co I, Inc., a Delaware corporation (“AcquisitionCo” or “you”), in support of the captioned Project. This commitment letter (“Commitment Letter”) and the Capital Allocation is made subject to the term sheet attached at Exhibit A hereof (“Term Sheet”). The proceeds of the Capital Allocation are to be used for AcquisitionCo’s proposed acquisition (the “Acquisition”) of all of the equity interests of SPAR Group Inc. (the “Target”), the purchase of select IP assets from Spacee, Inc. (“Asset Purchase”), the allocation of certain cash reserves, and the payment of certain approved transaction costs, fees, and expenses. Capitalized terms used but not defined herein shall have the meaning given to them in the Term Sheet.

Highwire Capital, LLC; Commitment Letter, 21 August 2024	1

You hereby represent (but only to your knowledge with respect to any of the information referred to below that is provided with respect to Target, the Asset Purchase, or another person that is not your affiliate) and covenant that (a) all written information and written data (other than projections, budgets, estimates and forward-looking statements (together, “Projections”) and information of a general economic or industry nature) that has been or will be made available to the Capital Platform by you or any of your representatives on your behalf is or will be, when furnished, complete and correct in all material respects and, when taken as a whole, does not or will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) all Projections that have been or will be made available to the Capital Platform by you or any of your representatives on your behalf have been or will be prepared in good faith based upon assumptions you believe to be reasonable at the time such Projections are furnished (it being understood that Projections are not to be viewed as facts, are subject to uncertainties and contingencies, many of which are beyond your control, and that no assurance can be given that such Projections will be realized, that actual results may differ and that such differences may be material). You hereby agree to supplement, and to use commercially reasonable efforts to supplement, in each case prior to the Closing Date, the information and the Projections from time to time, and to promptly advise the Capital Platform of all developments materially affecting AcquisitionCo, the Target, the Asset Purchase or any of their respective subsidiaries or affiliates or the transactions contemplated hereby, to the extent necessary to ensure that the representation in the preceding sentence remains true and correct in all material respects. In issuing this Commitment Letter, the Capital Platform may use and rely on the information and Projections without independent verification thereof.

Notwithstanding anything to the contrary contained herein, the commitment of the Capital Platform hereunder to fund the Capital Allocation on the Closing Date is subject to the conditions set forth in the Term Sheet, in each case, limited on the Closing Date by the Certain Funds Provision (as defined below) (the “Exclusive Funding Conditions”), and upon satisfaction (or waiver by the Capital Platform) of all of the Exclusive Funding Conditions and subject to the approval of the Capital Allocation Documentation (as defined below) by each of the Member, AcquisitionCo and the Capital Platform, the initial funding of the Capital Allocation shall occur.

Notwithstanding anything to the contrary contained in this Commitment Letter, the definitive documentation in respect of the Capital Allocation (the “Capital Allocation Documentation”) or any other letter agreement or other undertaking concerning the financing of the Acquisition or Asset Purchase to the contrary, (a) the only representations and warranties relating to the Asset Purchase, the Target, its subsidiaries and their respective businesses and assets, the accuracy of which shall be a condition to the availability or funding of the Capital Allocation on the Closing Date, shall be (i) such of the representations and warranties regarding the Asset Purchase, the Target, its subsidiaries or its affiliates in the agreements governing the Acquisition or Asset Purchase as are material to the interests of Capital Platform, but only to the extent that you or your affiliates have the right to terminate your or their obligations under such agreements or otherwise decline to close the Acquisition or Asset Purchase as a result of a breach or inaccuracy of any such representations and warranties (in each case, determined without regard to any notice requirement) and (ii) the Specified Representations (as defined below) and (b) the terms of the Capital Allocation Documentation shall be in a form such that they do not impair the availability or funding of the Capital Allocation on the Closing Date if the Exclusive Funding Conditions are satisfied (or waived by the Capital Platform) and the form of the Capital Allocation Documentation has been approved by all parties thereto. For purposes hereof, “Specified Representations” means the representations and warranties set forth in the Capital Allocation Documentation relating to: corporate existence of the Member or AcquisitionCo; good standing of the Member or AcquisitionCo in their respective jurisdictions of organization; organizational power and authority, due authorization, execution and delivery and legality, validity and enforceability, in each case, relating to the Member or AcquisitionCo entering into and performance of the Capital Allocation Documentation; no conflict with such parties’ organizational documents (limited to the entry into the Capital Allocation Documentation, the performance of the obligations thereunder, the borrowings thereunder and the granting of liens in the Collateral to secure the Capital Allocation (solely as and to the extent required hereunder)); use of proceeds of borrowings under the Capital Allocation on the Closing Date not violating OFAC, FCPA and other anti-terrorism, anti-money laundering or anti-corruption laws or sanctions; Federal Reserve margin regulations; the PATRIOT Act; the Investment Company Act; status of the Capital Allocation as senior debt; and, subject to the preceding provisions of this paragraph and permitted liens to be mutually agreed, creation, validity and perfection of security interests in the Collateral. This paragraph, and the provisions herein, shall be referred to as the “Certain Funds Provision”.

Highwire Capital, LLC; Commitment Letter, 21 August 2024	2

You hereby agree to indemnify and hold harmless the Capital Platform, and its respective affiliates and their respective principals, directors, officers, employees, representatives, agents, third-party advisors and affiliates (“related persons”) (each an “indemnified person”) from and against any and all losses, claims, damages, liabilities, actions or other proceedings and reasonable and documented out-of-pocket fees and expenses (collectively “indemnified liabilities”), joint or several, to which any such indemnified person may become subject that arise out of, result from or in any way relate to this Commitment Letter (including all Exhibits hereto) or the providing of the Capital Allocation, and to reimburse each indemnified person, promptly (and no later than 30 days) following written demand therefor, for any reasonable and documented out-of-pocket legal fees or other expenses incurred in connection with investigating, defending or participating in any such indemnified liability (whether or not such indemnified person is a party to any action or proceeding out of which any such expenses arise), other than any of the foregoing incurred to the extent incurred by reason of (x) the gross negligence, bad faith or willful misconduct of such indemnified person or its related persons as determined by a court of competent jurisdiction in a final, non-appealable judgment, (y) a material breach by such indemnified person of its obligations under this Commitment Letter or the Term Sheet at a time when you have not breached your obligations under such documents in any material respect, or (z) a dispute solely among any indemnified persons (provided that this clause (z) shall not operate to exclude from the indemnity hereunder claims against an indemnified person in its capacity of and/or in fulfilling its role as agent, syndication agent or arranger or any other similar role related to the Capital Allocation); provided that, with respect to any such legal fees, such reimbursement shall be limited to one primary counsel to the indemnified persons, taken as a whole, plus, if reasonably necessary, one regulatory counsel to the indemnified persons, taken as a whole, and one local counsel to the indemnified persons, taken as a whole, in each applicable jurisdiction (and, in the case of an actual conflict of interest, one additional primary counsel to the affected indemnified persons, taken as a whole, plus, if reasonably necessary, one regulatory counsel to the affected indemnified persons, taken as a whole, and one local counsel to the affected indemnified persons, taken as a whole, in each applicable jurisdiction); provided, further, that you shall not be liable for any settlement of any losses, claims, damages, liabilities, actions or other proceedings effected without your consent (which consent shall not be unreasonably withheld, conditioned or delayed). No party hereto and no indemnified person shall be responsible or liable for any consequential, punitive or exemplary damages which may be alleged in connection with this Commitment Letter or the Capital Allocation; provided that the foregoing shall not limit your indemnity and expense reimbursement obligations expressly set forth in this paragraph to the extent such damages are part of a third-party claim in connection with which such indemnified person is entitled to indemnification or reimbursement hereunder. Your obligations under this paragraph shall expire upon the execution, delivery and closing by you and the Capital Platform (or its affiliates) of the Capital Allocation Documentation, but otherwise will survive the termination of this Commitment Letter. Furthermore, you hereby acknowledge and agree that the use of electronic transmission is not necessarily secure and that there are risks associated with such use, including risks of interception, disclosure and abuse. You agree to assume and accept such risks and hereby authorize the use of transmission of electronic transmissions, and that neither the Capital Platform nor any of their respective affiliates will have any liability for any damages arising from the use of such electronic transmission systems, except to the extent the same is found by a final nonappealable judgment of a court of competent jurisdiction to have arisen from the gross negligence, willful misconduct, or bad faith of the Capital Platform, or such affiliate.

The terms contained in this Commitment Letter and the Term Sheet are confidential and, except for disclosure (x) to the Target, the seller in the Asset Purchase, and each of your and their respective advisors, your and their respective board of directors or managers, officers and employees, to professional advisors and acquisition arrangers retained by you or them in connection with this transaction, (y) in connection with the exercise of any remedy or enforcement of any right under this Commitment Letter, or (z) as may be required by law, legal process or court order (in which case, to the extent not prohibited by law, you agree to inform us promptly thereof), may not be disclosed in whole or in part to any other person or entity without the Capital Platform’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed); provided that (i) you may disclose this Commitment Letter and its contents in connection with any public or regulatory filing requirement (or otherwise deemed advisable) relating to the transactions contemplated herein, (ii) you may disclose the Term Sheet and the contents thereof to potential second lien lenders, and (iii) you may make public disclosures to investors and analysts customary in the ordinary course of your business and in a manner consistent with the public disclosures by the Capital Platform in respect of similar financings. Any disclosure permitted hereunder shall be made only on the condition that such matters may not, except as required by law, legal process or court order, be further disclosed. Neither any disclosure permitted above nor any other provision hereof shall create any third-party beneficiary as to this Commitment Letter or the Capital Allocation. This paragraph shall survive any termination of this Commitment Letter; provided that the foregoing restrictions shall cease to apply on the earlier of (x) two (2) years after the date hereof and (y) the date the Capital Allocation Documentation shall have been executed and delivered by the parties thereto.

Highwire Capital, LLC; Commitment Letter, 21 August 2024	3

This Commitment Letter is not assignable by any party hereto without the prior written consent of each other party hereto and is intended to be solely for the benefit of the parties hereto (and each indemnified person); provided, however, that (i) the Capital Platform may assign its commitments hereunder in whole or in part to any of its affiliates; provided that (x) no such assignment shall release the Capital Platform from its obligations to fund the Capital Allocation upon satisfaction (or waiver by the Capital Platform) of the Exclusive Funding Conditions and (y) notwithstanding any such assignment, the Capital Platform shall retain exclusive control over all rights and obligations with respect to its commitment in respect of the Capital Allocation, including all rights with respect to consents, modifications, supplements, waivers and amendments of this Commitment Letter, until the Closing Date has occurred, and (ii) you may assign this Commitment Letter to another newly-formed entity formed under the laws of the District of Columbia or any state of the United States of America controlled by you that is not a separate portfolio company of yours for the purpose of consummating the Acquisition.

You acknowledge that the Capital Platform and its affiliates may be providing debt financing, equity capital or other services to other companies with which you may have conflicting interests. You further acknowledge and agree that (a) no fiduciary, advisory or agency relationship between you and the Capital Platform has been or will be created in respect of any of the transactions contemplated by this Commitment Letter, irrespective of whether any of the Capital Platform and/or its respective affiliates have advised or are advising you on other matters and (b) you will not assert any claim against the Capital Platform for breach or alleged breach of fiduciary duty, and agree that the Capital Platform shall not have any direct or indirect liability to you in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of you, including your stockholders, employees or creditors. This paragraph shall survive any termination of this Commitment Letter.

From the date upon which this Commitment Letter is fully-executed until the Commitment Termination Date (as defined below), there shall be no competing offer, placement or arrangement of any unitranche, second lien, mezzanine investment or senior secured credit financing (each, an “Alternative Financing”) by or on behalf of you or any of your affiliates in connection with the Acquisition and Asset Purchase, and you will immediately advise the Capital Platform if any such Alternative Financing is contemplated.

EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THIS COMMITMENT LETTER OR THE PERFORMANCE BY THE CAPITAL PLATFORM OR ANY OF ITS AFFILIATES OF SERVICES CONTEMPLATED HEREBY. This paragraph shall survive any termination of this Commitment Letter.

Highwire Capital, LLC; Commitment Letter, 21 August 2024	4

We hereby notify you that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107- 56 (signed into law October 26, 2001) (the “PATRIOT Act”), the Capital Platform may be required to obtain, verify and record information that identifies the beneficial owners of the Member, AcquisitionCo, and any guarantors, which information may include their names, addresses, tax identification numbers and other information that will allow the Capital Platform to identify the principals and the guarantors in accordance with the PATRIOT Act. This notice is given in accordance with the requirements of the PATRIOT Act and is effective for the Capital Cooperative and its affiliates.

This Commitment Letter will terminate at 11:59 p.m. (New York, New York time) on September 4, 2024 unless on or before that date you sign and return an enclosed counterpart of this Commitment Letter and Term Sheet. In addition, this Commitment Letter will expire and become null and void at 11:59 p.m. (New York, New York time) on October 31, 2024 (or such later date as agreed to by the Capital Platform in its reasonable discretion) (the “Commitment Termination Date”), if the Capital Allocation has not closed on or before that date.

This Commitment Letter may be executed in any number of counterparts, each of which shall be deemed an original, and all of which together shall constitute one document. Receipt by facsimile or other electronic transmission of any executed signature page to this Commitment Letter shall constitute effective delivery of such signature page. This Commitment Letter shall be governed by the laws of the State of New York applicable to contracts made and to be performed entirely within such State; provided, however, that the determination of whether the Acquisition or Asset Purchase has been consummated in accordance with the terms of the respective agreements governing such transactions shall, in each case, be governed by, and construed and interpreted in accordance with, the internal laws of the State of Delaware without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or of any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. The last sentence of paragraph shall survive any termination of this Commitment Letter.

The parties hereto consent and agree that the state or federal courts located in New York County, State of New York, shall have exclusive jurisdiction to hear and determine any claims or disputes between or among any of the parties hereto pertaining to this Commitment Letter, the Capital Allocation and the transactions relating hereto or thereto, and any investigation, litigation, or proceeding in connection with, related to or arising out of any such matters; provided that the parties hereto acknowledge that any appeal from those courts may have to be heard by a court located outside of such jurisdiction. The parties hereto expressly submit and consent in advance to such jurisdiction in any action or suit commenced in any such court, and hereby waive any objection, which each of the parties may have based upon lack of personal jurisdiction, improper venue or inconvenient forum. This paragraph shall survive any termination of this Commitment Letter.

This updated Commitment Letter and the attached Term Sheet supersede any and all discussions, negotiations, understandings or agreements, written or oral, express or implied, between or among the parties hereto and their affiliates as to the subject matter hereof.

Please execute where indicated if the terms and conditions of this Commitment Letter and attached Term Sheet are acceptable to you.

*** Signature page follows ***

Highwire Capital, LLC; Commitment Letter, 21 August 2024	5

Sincerely,

CAP SERVICES, LLC d/b/a Capital Platform

/s/ Robert J. Matz
Robert J. Matz
Chief Executive Officer

RJM/go

Agreed and Accepted:

HIGHWIRE CAPITAL, LLC

By:	/s/ Robert Wilson
Its:	CEO
Date:	8/30/2024

And

HIGHWIRE MERGER CO I, INC

By:	/s/ Robert Wilson
Its:	CEO
Date:	8/30/2024

Highwire Capital, LLC; Commitment Letter, 21 August 2024	6

EXHIBIT A

TERM SHEET

[Omitted]

[Exhibit A addresses certain terms of the proposed financing, including maximum borrowing amount, loan term and the extension thereof, permitted use of proceeds, conditions (including the lender’s completion of due diligence and the execution of satisfactory definitive documentation), fees payable to the lender, repayment terms, prepayment rights, collateral and security requirements, defaults, allocation of costs, and governing law.]